

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2014

<u>Via E-mail</u>
Mr. Ray Singleton
Chief Executive Officer
Earthstone Energy, Inc.
633 Seventeenth Street, Suite 2320
Denver, Colorado 80202-3619

  Re: **Earthstone Energy, Inc.**
     Preliminary Proxy on Schedule 14A
     Filed July 17, 2014
     File No. 1-35049

Dear Mr. Singleton:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/H. Roger Schwall

             H. Roger Schwall
             Assistant Director